BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 AUG 20 AM 10:54

BAA

12 August 2002

02049451

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 12 August 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Monday 12 August 2002

BAA TRAFFIC SHOWS MODEST IMPROVEMENT IN JULY

BAA's seven UK airports handled a total of 12.9 million passengers in July, an increase of 0.4% over the same month last year. There was a gradual improvement in the rate of increase in traffic as the month progressed, driven by the start of the main holiday period.

The fastest growing market was domestic, up 10%, helped by low fares at Gatwick, Stansted and the main Scottish airports. Irish traffic rose 6.6% with low fares also fuelling the market. European charter traffic added 2.3% and European scheduled routes grew 0.6%. Recovery in other markets remains slow with North Atlantic traffic showing a similar trend to last month, down 9.1% and other long haul routes down by 5.1%.

Among individual airports Edinburgh, up 15.4%, Stansted, up 12.7% and Glasgow, up 6.5%, were again the fastest growing, almost entirely driven by competitive fares. Glasgow also experienced a 4.7% increase in European charter traffic.

Heathrow's performance was flat against July last year, down 0.1%, while Gatwick recorded its second best result since September 2001, down 7.7%.

In total the number of air transport movements at BAA airports was down 0.8%. Cargo activity was up 2.6%, the first increase since August 2000, attributable largely to a 6.5% increase at Heathrow.

Mf.../

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel: +44 (0) 20 7932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : July 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-02 to Jul-02	% Change	12 months to Jul-02	% Change
Heathrow	6,061.8	-0.1	21,765.0	-1.0	60,144.7	-5.2
Gatwick	3,254.4	-7.7	10,817.2	-11.1	29,140.7	-10.0
Stansted	1,671.3	12.7	5,738.8	12.3	14,713.9	12.3
London Area Total	**10,987.5**	**-0.8**	**38,321.0**	-2.4	**103,999.4**	**-4.5**
Southampton	76.8	-7.2	285.0	-8.8	813.5	-6.8
Glasgow	885.3	6.5	2,949.6	6.7	7,519.0	6.4
Edinburgh	685.3	15.4	2,439.5	14.1	6,556.3	13.3
Aberdeen	246.5	-1.7	913.3	-1.6	2,537.9	-1.4
Scottish Total	**1,817.1**	**8.4**	**6,302.4**	8.1	**16,613.2**	**7.7**
BAA Total	**12,881.4**	**0.4**	**44,908.4**	-1.1	**121,426.0**	**-3.0**

Air Transport Movements	Month	% Change	Fin year to date: Apr-02 to Jul-02	% Change	12 months to Jul-02	% Change
Heathrow	40,703	0.6	156,572	-0.5	455,121	-1.3
Gatwick	22,957	-4.4	82,866	-6.7	232,830	-7.7
Stansted	14,502	-2.9	53,626	-4.5	147,711	-3.8
London Area Total	**78,162**	**-1.6**	**293,064**	-3.0	**835,662**	**-3.6**
Southampton	2,639	1.3	9,788	0.3	28,406	1.0
Glasgow	8,807	1.1	31,764	-2.1	90,421	-0.4
Edinburgh	9,581	8.1	36,466	7.5	104,233	10.8
Aberdeen	7,166	-6.0	28,101	-5.6	84,616	-0.5
Scottish Total	**25,554**	**1.4**	**96,331**	0.2	**279,270**	**3.5**
BAA Total	**106,355**	**-0.8**	**399,183**	-2.2	**1,143,338**	**-1.9**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-02 to Jul-02	% Change	12 months to Jul-02	% Change
Heathrow	107,057	6.5	414,924	1.9	1,174,220	-6.5
Gatwick	21,043	-13.8	80,882	-16.4	247,047	-19.9
Stansted	15,297	0.6	61,500	8.1	171,593	-2.8
London Area Total	**143,397**	**2.3**	**557,306**	**-0.6**	**1,592,860**	**-8.5**
Southampton	34	21.4	137	44.2	379	18.4
Glasgow	689	-6.0	2,302	-5.8	5,254	-33.3
Edinburgh	2,034	42.7	7,315	36.5	17,463	1.8
Aberdeen	340	-10.8	1,302	-13.3	4,008	-21.6
Scottish Total	**3,063**	**20.6**	**10,919**	17.4	**26,726**	**-11.3**
BAA Total	**146,494**	**2.6**	**568,362**	-0.3	**1,619,965**	**-8.5**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: July 2002

Market	*BAA Total Jul-01 (000s)*	*BAA Total Jul-02 (000s)*	*% Change*
Domestic	2,071	2,279	10.0
Eire	584	623	6.6
European Scheduled	4,662	4,691	0.6
European Charter*	1,797	1,839	2.3
North Atlantic	1,992	1,811	-9.1
Other Long Haul	1,728	1,640	-5.1
Total	**12,834**	**12,881**	**0.4**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary